4 Offering Summary See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

WeTrade Group Large Market Potential The number of micro-business users is estimated to exceed 330 million in 2023 (Iresearch) There is a large potential in global SaaS

CONTENTS 01 . Company Overview and Management Team ————---- P8 02 . Market Analysis ————---- P14 03 . Core Technology ————---- P19 04 . Financial Highlights ————---- P24 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 7

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 8

WeTrade Group Mission: To provide Cloud Intelligent solutions for an estimated 330 million micro-business users. Company Profile See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 9

WeTrade Group See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 10

WeTrade Group Business Model

WETRADE GROUP

Services Provider

Technical Ability

Service Fee

WeTrade Group

Partner

System Function
Qualification Ability Output

Service Fee of GMV

YCloud System

Micro-Business Industry

Hospitality Industry

Toutism Industry

Beauty Industry

Short-Video Living Industry

Traditional Retail Industry

……

Payment Ability:

1、Unionpay Scenario

2、WeChat Scenario

3、Alipay Scenario

4、Balance Paymentt

…

Technical Capability

1、User marketing relationship tracking

2、CPS commission income management

3、Multi-channel Data Analysis

4、Supply Chain System

5、Payment Scenario Function

6、Living+Short-video System

7、AI fission and management of community

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See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Served as the Chief Technology Officer for China Interaction Media Group in 2000-2004. Co-founder and Vice President of Qunar Cayman Islands Limited (Nasdaq : QUNR) in 2006-2012. Served on several boards that represent timeshare owners and their interests since 2014. Bachelor degree in Investment management from China Fuzhou University. Worked for eLong.com and International Hotel Group, during which he hosted the first Caofeidian Forum in 2004-2006. Founded the high-star hotel alliance-Wandian Alliance and led the team to achieve significant results in 2009-2014. Received the “Gold Award” in the Global Travel Conference in 2017. B.S from Wuhan University of Technology in 2004 and post graduate studies in the School of Finance at Renmin University of China in 2018-2019. Pijun Liu Co-founder & CEO Zheng Dai Co-founder, Chairman and CTO Kean Tat Che CFO Served as an auditor with Ernst & Young LLP In 2006-2009. Worked as Corporate Finance Manager with ICH Group in 2009-2012. Served as Vice President in Auscar Wealth Management Sdn Bhd in 2013. Worked as CFO at Heyu Capital Group in 2013-2016. Worked as Group CFO in Nova Group Holdings (1360.HK) in 2019-2020. Working as VP and CFO of Central Holding Group Ltd (1735.HK) since 2020. Graduated from the University of Adelaide in Australia and majored in Accounting and Finance in 2005. Kean Tat Che (Keith) See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 14

Merchants emerge Thriving growth of merchants driven by well-adapted social e-commerce shopping, and regulation Omni-channel model Categories of products start to branding in private traffic; we offer pioneering on-line & off-line channels to customers; Micro Business growth rapidly in China Source: Iresearch See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 15

Tourism Industry Hospitality Industry Traditional Retail Industry Medical beauty Industry Micro-business Industry Livestreaming/ short video Industry WeTrade Group Industry Coverage See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 16

WeTrade Group Industry Coverage

WETRADE GROUP

Micro-business	Micro-business stores are expected to reach 160 million, 200 million, 260 million and 330 million in 2020, 2021, 2022 and 2023 respectively Source: http://report.iresearch.cn/content/2021/02/361562.shtml
Tourism	According to National Tourism Bureau，people work in tourism will be 33 million Source: 《"十三五"旅游人才发展规划纲要》2017
Hospitality	Massive market potential of 1.5 million of small and medium hotels Source: Qichacha (Qichacha delivers data and analytics on China-based private and public companies to consumers and enterprises via mobile app, web, and APIs.) 2021
Livestreaming and short video	China's MCN (Multi-Channel network) institutions have reached 100,000 by the end of 2019 Source: 《2019年MCN机构价值白皮书》，小葫芦，2019
Medical beauty	According to Tianyancha , there are 313,641 medical beauty companies by end of 2019 Tianyancha is an enterprise information,business data and management personnel query system.
Traditional retail	Traditional retail stores could be one of the growth drivers for micro business in China.

17

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Peer Companies See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Source: Yahoo Finance, Annual Report 18

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 19

Core Advantage- YCloud Livestreaming + Short Video system User marketing relationship implementation See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 20

Local Life E-commerce CPS Preferred Shopping Financial CPS WeTrade Group Supply Chain See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. YCloud System YCloud aggregates the resources of actual users of system and categorizes them into four sections: mall CPS, financial CPS, local life, and preferred shopping YCloud shares the pooled resources to all users to strengthens the value of individual user' s own merchandise and services, and allows users to provide more possibilities to their consumers 21

...... Clients Industry Coverage Individual Users WeTrade Group provides better solutions for future 330 million micro-business users in China. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 22

Significant market share of three target markets based on our leading big data and AI technology. 2023-2025 2022-2023 2021-2022 Substantial market share of six target markets Release new product of CRM（lead generation）---high competition barriers International operation---Market globalization with YCloud See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. . Expansion Goals 23

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 24

Note: Fiscal year end is December 31, and the Company hasn’t generated revenue until Q2,2020. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. Financial Highlights 25

Financial Highlights YoY +160% Note: Fiscal year end is December 31, and the Company hasn’t generated revenue until Q2,2020. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. 26

Issuer Underwriter